GRASIM

ADITYA BIRLA GROUP

4th December, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Fina[redacted]
450, Fifth Street
Washington DC 20459, USA

07028868

SUPPL

Dear Sirs,

Re: <u>Divestment of equity interest in Shree Digvijay Cement Company Limited ("SDCCL")</u>

We have to inform you that the Board of Directors of Grasim Industries Limited (**"Grasim"**) has, at its meeting held today, approved the sale of 75,816,681 equity shares representing 53.63% of the capital of SDCCL to CIMPOR Inversiones S.A. ("Cimpor") for an aggregate consideration of Rs.322 crores, at a price of Rs.42.50 per share. The sale of the shares will be concluded upon completion of the public offer which is required to be made by Cimpor to the shareholders of SDCCL under the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997. On completion of the sale, SDCCL will cease to be a subsidiary of Grasim.

A copy of the Press Release being issued in the above connection is also enclosed herewith.

Thanking you,

Yours faithfully,
For Grasim Industries Limited

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Sanjeev Bafna
President & Deputy CFO

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

PRESS RELEASE Mumbai, 4th December, 2007

GRASIM TO DIVEST EQUITY IN DIGVIJAY CEMENT TO CIMPOR

Grasim Industries Ltd., a flagship of the Aditya Birla Group, announced sale of its entire equity stake in Shree Digvijay Cement Company Ltd. (SDCC) to Cimpor – Cimentos De Portugal, SGPS, SA ("Cimpor") through its subsidiary, Cimpor Inversiones, S.A. ("Cimpor Inversiones") at a purchase consideration of Rs.322 crores. This translates into a sale price of Rs.42.50 per share.

The transaction was approved by the Board of Directors of Grasim at a meeting held today and a Share Purchase Agreement has been signed between the parties. Cimpor Inversiones will make a public offer for a further 20% only of the equity in SDCC in compliance with SEBI Regulations and on closing it will control SDCC.

Grasim acquired SDCC in 1998 to gain a presence in the Gujarat market, through SDCC's 1.07 million TPA capacity. Subsequently, Grasim acquired a further 6 million TPA capacity in Gujarat through its acquisition of UltraTech Cement in 2004. This decision to divest its equity in SDCC is primarily intended to rationalize its portfolio of plants.

The combined capacity of the Aditya Birla Group's Cement Business, which is currently 31 million TPA will move up to 45 million TPA by Q2 FY09, even after the disposal of SDCC stake. This will be achieved through new plants currently under installation in both Grasim and its subsidiary, UltraTech Cement Limited. This reflects the Group's continued commitment to accelerated growth in the Cement business.

Grasim holds 75,816,681 equity shares of Rs.10 each in SDCC aggregating to 53.63% of SDCC's equity share capital. This stake will be transferred to Cimpor Inversiones on receipt of all requisite approvals and receipt of consideration by Grasim.

The transaction is expected to be completed by March 2008.

Grasim's choice of Cimpor as the preferred purchaser is based upon Cimpor's credentials, their financial strength and their stated practice of retaining employees of an acquired entity.

ABN Amro Bank was the exclusive financial advisor and Amarchand & Mangaldas & Suresh A. Shroff & Co., the legal advisor to Grasim on the transaction. Standard Chartered Bank was the exclusive financial advisor and AZB & Partners the legal advisor to Cimpor on the transaction.

ABOUT Cimpor:

Cimpor is the biggest Portuguese cement company and ranks 9th between world multinational cement companies, with presence in eleven different countries-Portugal, Spain, Morocco, Tunisia, Egypt, Brazil, South Africa, Mozambique, Cape Verde, Turkey and

China-with a total installed capacity of 28 million tons of cement. Cimpor is listed on the Lisbon Stock Exchange.

ABOUT SDCC:

SDCC is situated at Digvijaygram in Gujarat having a cement capacity of 1.07 million TPA. For the year ended 31st March, 2007, SDCC reported a turnover of Rs.2.6 billion and net profit of Rs.540 million.

ABOUT Grasim:

Grasim Industries limited, a flagship of the Aditya Birla Group, ranks among India's largest private sector companies, with a consolidated turnover of Rs.141 billion and a consolidated net profit of Rs.20 billion (FY2007). Grasim – A VSF and Cement major with strong competitive edge and Global size operations has domestic leadership in Cement and is a leading global player in VSF business.

ABOUT Aditya Birla Group:

The Aditya Birla group is India's first truly multinational corporation. The Group is driven by a performance ethic pegged on value creation for its multiple stakeholders. A US$ 24 billion conglomerate, with a market capitalisation of US$ 31.5 billion, it is anchored by an extraordinary force of 100,000 employees belonging to over 25 different nationalities. Over 50% of its revenues flow from overseas operations.

Grasim Industries Limited

Regd. Office: Birlagram, Nagda - 456 331 (M.P.)
Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai - 400 030
www.grasim.com & www.adityabirla.com

CIMPOR-Cimentos De Portugal, SGPS, S.A.

Sociedade Aberta – Apartado 2211 - Rua Alexandre Herculano, 35 – 1250 - 009, Lisboa, Portugal
www.cimpor.pt

END